AGREEMENT

This Agreement (the "**Agreement**") is entered into as of DECEMBER, 2 2019 (the "**Effective Date**") by and between **GREYSTONE PARTNERS, INC. (HEREIN AFTER "GREYSTONE")**, a Florida corporation located at and 3259 SW 11th Ave Ft Lauderdale 33315 and ELEGANCE BRANDS INC located at 9100 WILSHIRE BLVD #362 **HEREIN AFTER "CLIENT"**) and (**collectively** the "**Parties**" or "**Party**"). BEVERLY HILLS, CA 90213 SUITE #362W

BACKGROUND

WHEREAS, the Greystone is a provider of back office support, warehousing and logistical services to alcoholic beverage companies and desires to enter into the Agreement with Client and;

WHEREAS, the Client is an alcoholic beverage brand marketer and desires to utilize Greystone's services to enter into this Agreement with Greystone;

WITNESSETH:

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby covenant and agree as follows.

1. SERVICES

1.1 Client hereby appoints Greystone as its exclusive importing, logistics, warehousing and distribution company for its alcoholic beverage brands listed in Exhibit A of this Agreement. Exhibit A may be modified from time to time to include additional or less brands.

1.2 Greystone shall warehouse and distribute the alcoholic beverage brands of the Client to alcohol beverage retailers within the State of Florida as well as other Florida licensed distributors, if necessary. Greystone shall act as master-distributor, if requested by Client, and shall distribute Clients brands to licensed distributors in any other markets, both domestic and foreign (as exporter) including duty free and all common carriers ("Selling Area").

2. TERM OF THE AGREEMENT

2.1 This Agreement shall commence on the date of its signing an remain in effect for a twelve (12) month period commencing on the date that Clients first shipment arrive at one of Greystones Warehouses and terminate twelve months thereafter. This Agreement will renew for a twelve (12) month period unless Client notifies Greystone with (90) days written notice and closes all open Client's accounts.

3. RIGHTS AND OBLIGATIONS OF THE PARTIES

3.1 Greystone and its affiliates shall hold all federal and state licenses required to import and distribute alcoholic beverage brands the in the Selling Area and is solely responsible for adhering to all federal and state laws and regulations concerning reporting requirements, excise tax payments (although client is responsible for providing excise tax funds) and product and label compliance and other such laws and regulations effecting the sale of alcoholic beverages within the Selling Area.

3.2 Greystone shall allow Client to warehouse its alcoholic beverage brands ("brands") in any and all Greystone warehouses in the State of Florida. Warehouse selection shall be mutually agreed to by Greystone and Client based on Client's needs. If Greystone shall open additional warehouses, other than those already in existence at the time of the signing of the Agreement, Greystone shall make those warehouses available for use by Client.

3.3 Client accepts the service fee schedule and terms attached as Exhibit C and agrees to pay Greystone for any and all services provided by Greystone to the Client and as requested by the Client.

3.3 Greystone shall accept all reasonable retailer and wholesaler purchase orders from Client's customers and shall deliver Customers orders according to Greystone's policies. Greystone's policies are attached to the Agreement as Exhibit B and that Client agrees that they shall follow and adhere to these policies.

3.4. Greystone shall invoice all Client's retail and wholesale customers and accept payment on behalf of Customer. Greystone shall pay Client on all paid invoices received by the 28th day of the following month.

3.5 Greystone shall make all books, records, reports, purchase orders, invoices and any and all other reports and documents requested by Client that pertain to Client's customer's and business dealings available to Client for review with reasonable notice from Client.

8. SPECIAL CLAUSES

8.1 **Entire Agreement.** This Agreement constitutes the entire agreement between the Parties concerning the subject matter hereof and supersedes all written or oral prior agreements or understandings with respect thereto.

8.2 **No Oral Modification.** No modification, extension or waiver of or under this Agreement shall be valid unless made in writing and signed by an authorized representative of the Party sought to be charged.

8.3 **Force Majeure.** Neither party shall be liable for any failure or delay in performance under this Agreement which is due to any event beyond the reasonable control of such Party, including without limitation, fire, explosion, unavailability of utilities or raw materials, Internet delays and failures, telecommunications failures, unavailability of components, labor difficulties, war, riot, act of nature, export control regulation, laws, judgments or government instructions.

8.4 **Penalty for Early Withdrawal.** Client agrees that should they terminate this agreement at any time prior to its expiration date, Client shall pay Greystone any and all fees, including the minimum monthly and warehouse fees due for the remaining term of this Agreement.

8.5 **Relationship of the Parties.** The relationship between the parties is that of independent contracting parties and bailor/bailee. Neither Party has or will hold itself out as having the authority to bind or act in the name of or on the behalf of the other.

8.6 **Successors and Assigns.** The rights, obligations and duties of this contract shall inure to the benefit of any and all successors and assigns of the Supplier.

[signature]
Froilan Monteverde, Greystone Partners Inc.

[signature]
DONALD C FREMATG
CRO, ELEGANCE BRANDS INC.

3.6 Greystone shall act in a professional manner with all Clients customers and provide timely and reasonable customer service to Client and Client's customers.

3.7. Client will adhere to all State of Florida and Federal laws and regulations that pertain to the sale and marketing of alcoholic beverages. The Client is solely responsible for any violation of these laws made by them and shall hold Greystone harmless and defend and indemnify Greystone should such a violation occur of any nature what-so-ever.

3.8 Client agrees and accepts the General Terms and Conditions attached to this Agreement. For the purposes of that section, Client is defined as Depositor and Greystone as Warehouse.

4. INDEMNIFICATION

4.1 Greystone shall indemnify and hold harmless the Client, its successors, and assigns from and against any and all losses arising out of or resulting from (i) the breach of any representation or warranty made by the Greystone contained in this agreement (ii) the breach of any covenant or agreement by the Greystone contained in this agreement (iii) Third Party Claims arising out of acts or omissions by/of the Greystone, its subsidiaries, or their or employees.

4.2 The Client shall indemnify and hold harmless Greystone, its successors, and assigns from and against any and all losses arising out of or resulting from (i) the breach of any representation or warranty made by the Client contained in this agreement (ii) the breach of any covenant or agreement by the Client contained in this agreement (iii) Third Party Claims arising out of acts or omissions by/of the Client, its subsidiaries, or their or employees.

5. VENUE AND GOVERNING LAW

5.1 Venue shall be in Broward County, Florida and Florida law will govern.

6. MEDIATION/ARBITRATION

6.1 The Parties agree that should a dispute arise between them which relates to the subject matter of this Agreement, they will first attempt to resolve such dispute through mediation, the costs of which will be shared equally by the Parties.

7. ATTORNEY FEES

7.1 *In the event of litigation relating to the subject matter of this Agreement, the non-prevailing party shall reimburse the prevailing party for all reasonable attorney fees and costs resulting therefrom.*

EXHIBIT B

GREYSTONE POLICIES

- Cut-Off time to place an order for next day delivery is 4:00pm.*
- Last rep sample pick-up is 4:00pm.
- When placing orders, item numbers and prices must be provided by Client.
- License numbers of retail customers as well as complete contact information and delivery information must be provided.
- Incoming Shipments: we need to receive your purchase orders and arrival notice as well as trucking company name and an estimated time of arrival minimum 48 hours prior to the arrival of any shipment.
- In order to be able to check in and organize received goods, we require 24 hours between the arrival of the merchandise and orders being pulled and processed from these pallets.
- Returned/refused items picked-up by you must be brought back to the warehouse ASAP to be credited in the proper month.
- Maximum sample pick per sample request is 4 cases. Sample request must be submitted 24 hours in advance of pick-up. Pick up time must be confirmed in advance.
- The above is a partial list of policies and procedure. Other policies may apply.

Delivery Schedule

Monday through Friday: Fort Lauderdale-Dade, Tampa, Orlando.

- Special deliveries can be arranged (additional fee applies).

GENERAL TERMS AND CONDITIONS

ACCEPTANCE – Sec. 1

(a) This Contract, including accessorial charges that may be attached hereto, must be accepted within 30 days from the proposal date by signature of Depositor. In the absence of written acceptance, the act of tendering goods described herein for storage or other services by Warehouse within 30 days from the proposal date shall constitute acceptance by Depositor. Depositor has had the opportunity to review and inspect the warehouse facility ("Facility").

(b) In the event that goods tendered for storage or other services do not conform to the description contained herein, or conforming goods are tendered after 30 days from the proposal date without prior written acceptance by Depositor as provided in paragraph (a) of this section, Warehouse may refuse to accept such goods. If Warehouse accepts such goods, Depositor agrees to rates and charges as may be assigned and invoiced by Warehouse and to all terms of this Contract.

(c) Any goods accepted by Warehouse shall constitute Goods under this Contract.

SHIPMENTS TO AND FROM WAREHOUSE – Sec. 2

Depositor agrees to indemnify and hold Warehouse harmless from all claims for transportation, storage, handling and other charges relating to such Goods, including undercharges, rail demurrage, truck/intermodal detention and other charges of any nature whatsoever.

TENDER OF GOODS – Sec. 3

All Goods shall be delivered at the Facility properly marked and packaged for storage and handling. The Depositor shall furnish at or prior to such delivery, a manifest showing marks, brands, or sizes to be kept and accounted for separately, and the class of storage and other services desired.

STORAGE PERIOD AND CHARGES – Sec. 4

(a)Unless otherwise agreed in writing, all charges for storage are per package or other agreed unit per month.
(b) The storage month begins on the date that Warehouse accepts care, custody and control of the Goods, regardless of unloading date or date of issue of warehouse receipt.
(c) A full month's storage charge will apply on all Goods received between the first and the 15th, inclusive, of a calendar month; one-half month's storage charge will apply on all Goods received between the 16th and the last day, inclusive, of a calendar month, and a full month's storage charge will apply total Goods in storage on the first day of the next and succeeding calendar months. All storage charges are due and payable on the first day of storage for the initial month and thereafter on the first day of the calendar month.

TRANSFER, TERMINATION OF STORAGE, REMOVAL OF GOODS – Sec. 5

(a)Instructions to transfer Goods on the books of the Warehouse are not effective until delivered to and accepted by Warehouse, and all charges up to the time transfer is made are chargeable to the Depositor.
(b) The Warehouse may, upon written notice of not less than 30 days to the Depositor and any other person known by the Warehouse to claim an interest in the Goods, require the removal of any Goods. Such notice shall be given to the last known place of business of the person to be notified. If Goods are not removed before the end of the notice period, the Warehouse may sell them in accordance with applicable law.
(c) If Warehouse in good faith believes that the Goods are about to deteriorate or decline in value to less than the amount of Warehouse's lien before the end of the 30-day notice period referred to in Section 5(c), the Warehouse may specify in the
notification any reasonable shorter time for removal of the Goods and if the Goods are not removed, may sell them at public sale held one week after a single advertisement or posting as provided by law.
(d) If as a result of a quality or condition of the Goods of which the Warehouse had no notice at the time of deposit the Goods are a hazard to other property or to the Facility or to persons, the Warehouse may sell the Goods at public or private sale without advertisement on reasonable notification to all persons known to claim an interest in the Goods. If the Warehouse after a reasonable effort is unable to sell the Goods it may dispose of them in any lawful manner and shall incur no liability by reason of such disposition. Pending such disposition, sale or return of the Goods, the Warehouse may remove the Goods from the Facility and shall incur no liability by reason of such removal.

HANDLING – Sec. 6

(a) The handling charge covers the ordinary labor involved in receiving Goods at warehouse door, placing Goods in storage, and returning Goods to warehouse door. Handling charges are due and payable on receipt of Goods. All charges are identified in Exhibit C of this Agreement.
(b) The Warehouse shall not be liable for any demurrage or detention, any delays in unloading inbound cars, trailers or other containers, or any delays in obtaining and loading cars, trailers or other containers for outbound shipment including delays by US Customs at port of entry United States.

DELIVERY REQUIREMENTS – Sec. 7

(a) No Goods shall be delivered or transferred except upon receipt by the Warehouse of Depositor's complete written instructions. Written instructions shall include, but are not limited to, FAX, EDI, E-Mail or similar communication, provided Warehouse has no liability when relying on the information contained in the communication as received. Goods may be delivered upon instruction by telephone in accordance with Depositor's prior written authorization, but the Warehouse shall not be responsible for loss or error occasioned thereby.
(b) When Goods are ordered out a reasonable time shall be given the Warehouse to carry out instructions, and if it is unable because of acts of God, war, public enemies, seizure under legal process, strikes, lockouts, riots or civil commotions, or any reason beyond the Warehouse's control, or because of loss of or damage to Goods for which Warehouse is not liable, or because of any other excuse provided by law, the Warehouse shall not be liable for failure to carry out such instructions and Goods remaining in storage will continue to be subject to regular storage charges.

EXTRA SERVICES (SPECIAL SERVICES) – Sec. 8

(a) Special of unusual Warehouse labor required for services other than ordinary handling and storage will be charged to the Depositor.
(b) Dunnage, bracing, packing materials or other special supplies, may be provided for the Depositor at its' request at a charge in addition to the Warehouse's cost.
(c) By prior arrangement, Goods may be received or delivered during other than usual business hours, subject to a charge.
(d) Communication expense including postage, overnight delivery, or telephone may be charged to the Depositor if such concern more than normal inventory reporting or if, at the request of the Depositor, communications are made by other than regular United States Mail.

BONDED STORAGE – Sec. 9

(a) A charge in addition to regular rates will be made for merchandise in bond.
(b) Where a warehouse receipt covers Goods in U.S. Customs bond, Warehouse shall have no liability for Goods seized or removed by U.S. Customs.

LIABILITY AND LIMITATION OF DAMAGES – Sec. 10

(a) WAREHOUSE SHALL NOT BE LIABLE FOR ANY LOSS OR DAMAGE TO GOODS TENDERED, STORED OR HANDLED HOWEVER CAUSED UNLESS SUCH LOSS OR DAMAGE RESULTED FROM THE FAILURE BY WAREHOUSE TO EXERCISE SUCH CARE IN REGARD TO THEM AS A REASONABLY CAREFUL PERSON WOULD EXERCISE UNDER LIKE CIRCUMSTANCES AND WAREHOUSE IS NOT LIABLE FOR DAMAGES WHICH COULD NOT HAVE BEEN AVOIDED BY THE EXERCISE OF SUCH CARE.
(b) THE DEPOSITOR DECLARES THAT DAMAGES ARE LIMITED TO THE DELIVERED COST OF GOODS TO WAREHOUSE.
(c) WHERE LOSS OR DAMAGE OCCURS TO TENDERED, STORED OR HANDLED GOODS, FOR WHICH WAREHOUSE IS NOT LIABLE, THE DEPOSITOR SHALL BE RESPONSIBLE FOR THE COST OF REMOVING AND DISPOSING OF SUCH GOODS AND THE COST OF ANY ENVIRONMENTAL CLEAN UP AND SITE REMEDIATION RESULTING FROM THE LOSS OR DAMAGE TO THE GOODS.

NOTICE OF CLAIM AND FILING OF SUIT – Sec. 11

(a) Claims by the Depositor and all other persons must be presented in writing to the Warehouse within a reasonable time, and in no event any later than the earlier of: (i) 60 days after delivery of the Goods by the Warehouse or (ii) 60 days after
Depositor is notified by the Warehouse that loss or damage to part or all of the Goods have occurred.
(b) No lawsuit or other action may be maintained by the Depositor or others against the Warehouse for loss or damage to the Goods unless timely written claim has been given.

LIABILITY FOR CONSEQUENTIAL DAMAGES – Sec. 12

Warehouse shall not be liable for any loss of profit or special, indirect, or consequential damages of any kind.

LIABILITY FOR MISSHIPMENT – Sec. 13

If Warehouse negligently misships Goods, the Warehouse shall pay the reasonable transportation charges incurred to return the misshipped Goods to the Facility. If the consignee fails to return the Goods, Warehouse's maximum liability shall be for the lost or damaged Goods as specified in Section 10 above, and Warehouse shall have no liability for damages due to the consignee's acceptance or use of the Goods whether such Goods be those of the Depositor or another.

MYSTERIOUS DISAPPEARANCE – Sec. 14

Warehouse shall be liable for loss of Goods due to inventory shortage or unexplained or mysterious disappearance of Goods only if Depositor establishes such loss occurred because of Warehouse's failure to exercise the reasonable care required of Warehouse. Any presumption of conversion imposed by law shall not apply to such loss and a claim by Depositor of conversion must be established by affirmative evidence that the Warehouse converted the Goods to the Warehouse's own use.

RIGHT TO STORE GOODS – Sec. 15

Depositor represents and warrants that Depositor is lawfully possessed of the Goods and has the right and authority to store them with Warehouse. Depositor agrees to indemnify and hold harmless the Warehouse from all loss, cost and expense (including reasonable attorneys' fees) which Warehouse pays or incurs as a result of any dispute or litigation, whether instituted by Warehouse or others, respecting Depositor's right, title or interest in the Goods. Such amounts shall be charges in relation to the Goods and subject to Warehouse's lien.

ACCURATE INFORMATION – Sec. 16

Depositor will provide Warehouse with information concerning the Goods which is accurate, complete and sufficient to allow Warehouse to comply with all laws and regulations concerning the storage, handling and transporting of the Goods.
Depositor will indemnify and hold Warehouse harmless from all loss, cost, penalty and expense (including reasonable attorneys' fees) which Warehouse pays or incurs as a result of Depositor failing to fully discharge this obligation.

SEVERABILITY AND WAIVER – Sec. 17

(a) If any provision of this Contract or any application thereof, should be construed or held to be void, invalid or unenforceable, by order, decree or judgment of a court of competent jurisdiction, the remaining provisions of this Contract shall not be affected thereby but shall remain in full force and effect.

(b) Warehouse's failure to require strict compliance with any provision of this Contract shall not constitute a waiver or estoppel to later demand strict compliance with that or any other provision(s) of this Contract.
(c) The provisions of this Contract shall be binding upon the heirs, executors, successors and assigns of both Depositor and Warehouse; contain the sole agreement governing Goods tendered to the Warehouse; and, cannot be modified except by a writing signed by Warehouse and Depositor.

LIEN – Sec. 18

Warehouse shall have a general warehouse lien for all lawful charges for storage and preservation of the Goods; also for all lawful claims for money advanced, interest, insurance, transportation, labor, weighing coopering, and other charges, including damages and expenses in relation to such Goods, and for the balance on any other accounts that may be due. Warehouse further claims a general warehouse lien for all such charges, advances and expenses with respect to any other Goods stored by the Depositor in any other facility owned or operated by Warehouse. In order to protect its lien, Warehouse reserves the right to require advance payment of all charges prior to shipment of Goods.

GOVERNING LAW AND JURISDICTION – Sec. 19

This Contract and the legal relationship between the parties hereto shall be governed by and construed in accordance with the substantive laws of Florida, including Article 7 of the Uniform Commercial Code as ratified in that state, notwithstanding its conflict of laws rules. Any lawsuit or other action involving any dispute, claim or controversy relating in any way to this Contract shall be brought only in the appropriate state or federal court in the state where the Facility is located, Fort Lauderdale-Dade County being proper venue.

GREYSTONE
PARTNERS INC.

NOTES

3259 SW 11th Ave. Ft. Lauderdale FL 33315 USA – Phone +1 754 206 5203 – Fax +1 954 368 3157

www.greystonepartnersinc.com

IMPORTING FEES:

Importing fees:
Minimum charge $250 plus:
40ft Container: $0,95 per case
20ft Container: $1,25 per case

Multiple international shipping quotes: $250 minimum charge or 10% of transportation fee invoice (optional service).

Compliance:

- FDA registration: $500.00

- Formula approval if required:

1 to 5 brands:	$750.00
6 to 10 brands:	$1000.00
11to 20 brands:	$1500.00

Label review for regulatory compliance, preparation and submission of COLA applications: $50.00 each label.

State of Florida brand registration: Cost plus $5.00 service fee.

Any unforeseen issues are billed hourly at $95.00 an hour.


WAREHOUSING

WAREHOUSING FEES:

Container Unloading at Warehouse:

40' palletized:	$450.00	International Receiving
20' palletized:	$350.00	International Receiving

If products are floor stacked an additional fee of $399.00/ $599.00 respectively will be charged.

Case Labeling Charge $3.00 per case.

Monthly Storage Fees:

From $0.65 to $0.80 per case, per month depending on volume and storage location.

Minimum monthly fee: $1500.00 (includes 500 cases in storage. The above case rates apply for all cases over 500 and 10 retail deliveries under the 60 miles radius per month).

Greystone requires first month storage fee of $1500.00 in advance, and last month $1500.00 as a deposit at signing date, plus any case overage charge above the 500 case minimum for the first month.

Warehouse locations: Fort Lauderdale, Orlando.

All warehouse facilities are climate controlled.

GREYSTONE
PARTNERS INC.


DISTRIBUTION

3259 SW 11th Ave. Ft. Lauderdale FL 33315 USA – Phone +1 754 206 5203 – Fax +1 954 368 3157

www.greystonepartnersinc.com

DISTRIBUTION FEES:

Receiving Charge:
$25.00 per pallet with same item
$35.00 per pallet with 2 to 4 items
$65.00 per pallet with 5 items and over

This includes: pallets/ case(s) inspections and count and all other confirming receiving matters.

Outgoing Pallet to other Distributors:
$35.00 per pallet for 1 item.
$65.00 per pallet for 2 to 4 items.
$95.00 per pallet for 5 or more items.

Outgoing Cases to other Distributors:
$15.00 minimum 1 cs – 10 cs.
Over 11 cases + $1.90 per cs.

DELIVERY FEES (per drop):

2 cases minimum:	on scheduled deliveries
4 cases minimum:	$9.95 to $13.95 a case plus state tax*
5 to 9 cases:	$9.00 to $13.00 per case plus state tax
Over 10 cases:	$8.50 to $12.50 per case plus state tax

*If less than 4 cases drop, an $8.95 additional charge for each case less than 4 will be applied.
*After the 60 miles radius a minimum 5 stops or 30 cs delivery is required.

** Special Deliveries:

Special deliveries include same day deliveries and Saturday deliveries: $200 per stop

Service Providers to Alcohol Beverage Suppliers

BRAND ECONOMIC ANALYSIS (prior contract)

$250

Other Fees:

Sample case out fee: $6.00 per case.

Mixed item case: $0.35 per bottle.

$200.00 late fee will be applied if minimum monthly fee is not received by the 5th day of the month in which it is due.

Returned orders billed at same rate as delivery charge plus $5 restocking fee.

Included in the above minimum monthly fee is a dedicated customer service representative, invoice creation and collection assistance, inventory control, inspections and all reports generation.